Safe Pro Group Inc.

18305 Biscayne Blvd. Suite 222

Aventura, Florida 33160

June 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Juan Grana

Re:	Safe Pro Group Inc.

Registration Statement on Form S-1

Registration No. 333-287851

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Safe Pro Group Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on June 20, 2025, or as soon thereafter as possible on such date.

Very truly yours,

Safe Pro Group Inc.

By:	/s/ Daniyel Erdberg
Name:	Daniyel Erdberg
Title:	Chief Executive Officer